Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,037 Registration Statement Nos. 333-221595; 333-221595-01 Dated October 5, 2018 Filed pursuant to Rule 433

Structured Investments

Buffered Jump Securities Based on the Value of the EURO STOXX 50® Index due October 29, 2021

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Stated principal amount:	$1,000 per security
Pricing date:	October 26, 2018
Original issue date:	October 31, 2018 (3 business days after the pricing date)
Maturity date:	October 29, 2021
Underlying index:	EURO STOXX 50® Index. For more information about the underlying index, see the accompanying preliminary terms.
Payment at maturity:

If the final index value is greater than or equal to the initial index value:

$1,000 + the upside payment

If the final index value is less than the initial index value but greater than or equal to 85% of the initial index value, meaning the value of the index has declined by an amount less than or equal to the buffer amount of 15% from the initial value:

$1,000

If the final index value is less than 85% of the initial index value, meaning the value of the index has declined by more than the buffer amount of 15% from the initial value:

$1,000 × (index performance factor + 15%)

Because the index performance factor will be less than 85% in this scenario, the payment at maturity will be less, and potentially significantly less, than the stated principal amount of $1,000, subject to the minimum payment at maturity of $150 per security.

Upside payment:	$300.00 to $350.00 per security (30% to 35% of the stated principal amount). The actual upside payment will be set on the pricing date.
Index performance factor:	final index value / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Buffer amount:	15%
Minimum payment at maturity:	$150 per security
Valuation date:	October 26, 2021, subject to postponement for non-index business days and certain market disruption events
CUSIP / ISIN:	61768DFU4 / US61768DFU46
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $932.90 per security, or within $22.50 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The Buffered Jump Securities, which we refer to as the securities, offer the opportunity to earn a return based on the performance of the EURO STOXX 50® Index. Unlike ordinary debt securities, the Buffered Jump Securities do not pay interest and provide for the minimum payment at maturity of only 15% of the principal amount at maturity. At maturity, you will receive for each security that you hold an amount in cash that will vary depending on the performance of the EURO STOXX 50® Index, as determined on the valuation date. If the index appreciates or does not depreciate over the term of the securities, you will receive for each security that you hold at maturity the upside payment of $300 to $350 (to be determined on the pricing date) in addition to the stated principal amount. If the index declines by an amount less than or equal to the buffer amount of 15% over the term of the securities from its initial value, the payment due at maturity will equal the stated principal amount. However, if the index declines in value by more than 15% over the term of the securities from its initial value, the payment due at maturity will be less, and possibly significantly less, than the stated principal amount of the securities. The securities are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and upside returns above the upside payment in exchange for the upside payment and buffer features that in each case apply to a limited range of performance of the index. You could lose up to 85% of the stated principal amount of the securities. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program, and are fully and unconditionally guaranteed by Morgan Stanley.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Securities

The payoff diagram below illustrates the payment at maturity on the securities, assuming a hypothetical upside payment of $325 per security (32.50% of the statement principal amount, the midpoint of the specified range). The actual upside payment will be set on the pricing date.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010318011340/dp96181_fwp-ps1037.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not pay interest and provide for the minimum payment at maturity of only 15% of your principal.

•	The appreciation potential is fixed and limited.

•	The market price of the securities will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	There are risks associated with investments in securities linked to the value of foreign equity securities.

•	The amount payable on the securities is not linked to the value of the underlying index at any time other than the valuation date.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	Investing in the securities is not equivalent to investing in the underlying index.

•	Adjustments to the underlying index could adversely affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

EURO STOXX 50® Index Historical Performance

The following graph sets forth the daily index closing values of the EURO STOXX 50® Index for each quarter in the period from January 1, 2013 through September 25, 2018. You should not take the historical values of the EURO STOXX 50® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the EURO STOXX 50® Index on the valuation date.

EURO STOXX 50® Index Daily Index Closing Values January 1, 2013 to September 25, 2018